Exhibit 99.1

Alvotech Appoints Sarah Tanksley as Chief Quality Officer

REYKJAVIK ICELAND (October 11, 2022) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that Sarah Tanksley will join its corporate leadership team as Chief Quality Officer, effective October 14. Ms. Tanksley succeeds Reem Malki, who is stepping down for personal reasons.

“Sarah has been actively working with Alvotech as a consultant and we are very pleased that she will join our team in this new capacity,” said Mark Levick, Chief Executive Officer of Alvotech. “Her familiarity with our operation facilitates a smooth transition and we are excited to benefit further from her experience in regulatory compliance and GMP. Sarah brings strong capabilities to the role of Chief Quality Officer, having excelled in regulatory agency roles as well as a respected industry practitioner. I also want to thank Reem for her vital contribution to the Alvotech team, as we built a world-class biosimilars development and manufacturing platform and achieved successful market launches of our first biosimilar in both Europe and Canada.”

Ms. Tanksley has 20 years of experience within the U.S. National Institutes of Health (NIH), the U.S. Food and Drug Administration (FDA), and as an industry consultant. She teaches graduate courses in GMP compliance and Regulatory Affairs as an Adjunct Professor in the Graduate Biochemistry and Molecular Biology Program at Georgetown University School of Medicine and with the Advanced Academic Program at Johns Hopkins University. Sarah has an MS degree in Bioscience Regulatory Affairs from Johns Hopkins University, as well as an MS degree in Biochemistry and Molecular Biology from Georgetown University School of Medicine.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the Alvotech’s partnerships, pipeline and regulatory approvals, and the transition of Ms. Tanksley into her role as Chief Quality Officer. Any statement describing Alvotech’s goals, expectations, financial or other projections, intentions or beliefs, or management changes is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to the impact that the COVID-19 pandemic could have on Alvotech’s business, and including the scope, progress and expansion of Alvotech’s clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; management changes and those inherent in the process of developing and commercializing product candidates that are safe and effective, and in the endeavor of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC, the events and circumstances discussed in such forward-looking statements may not occur, and Alvotech’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Alvotech’s forward-looking statements reflect the good faith judgment of its management, these statements are based only on facts and factors currently known by Alvotech. As a result, you are cautioned not to rely on these forward-looking statements.

CONTACTS

Alvotech Investor Relations and Global Communication

Benedikt Stefansson

alvotech.ir[at]alvotech.com

	Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
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